002 The Putnam Fund for Growth and Income attachment
10/31/08 Annual

Because of the electronic format for filing Form N-SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

53A For the year ended October 31, 2008, Putnam Management has assumed $22,558 of legal, shareholder servicing and communication, audit and Trustee fees incurred by the fund in connection with certain legal and regulatory matters.

72DD1 (000s omitted)

Class A	163,103
Class B	8,211
Class C	771

72DD2 (000s omitted)

Class M	998
Class R	72
Class Y	22,258

73A1

Class A	0.3106
Class B	0.1856
Class C	0.1906

73A2

Class M	0.2306
Class R	0.2846
Class Y	0.3506

74U1 (000s omitted)

Class A	471,034
Class B	32,262
Class C	3,598

74U2 (000s omitted)

Class M	3,660
Class R	289
Class Y	64,687

74V1

Class A	10.09
Class B	9.91
Class C	10.05

74V2

Class M	10.01
Class R	10.04
Class Y	10.12



Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi-monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.


Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.